UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56546/September 27, 2007

ADMINISTRATIVE PROCEEDING
FILE NO. 3-12735

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In the Matter of	:	
	:	
ENVIRONMENTAL SAFEGUARDS, INC.,	:	
GARDEN BOTANIKA, INC.,	:	
JAY JACOBS, INC.,	:	ORDER MAKING FINDINGS
NORTHWESTERN STEEL & WIRE CO.,	:	AND REVOKING
PAUL HARRIS STORES, INC.,	:	REGISTRATIONS BY DEFAULT
ULTRA MOTORCYCLE CO.,	:	AS TO FIVE RESPONDENTS
USTEL, INC., and	:	
YARC SYSTEMS CORP.	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on August 23, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). All Respondents were served with the OIP by August 27, 2007. Respondents' Answers to the OIP were due ten days after service. OIP at 4; 17 C.F.R. § 201.220(b). Environmental Safeguards, Inc. (Environmental), filed a timely Answer. To date, no other Respondent has filed an Answer. A prehearing conference was held on September 24, 2007, with the Division of Enforcement (Division) and Respondents Environmental, Ultra Motorcycle Co. (Ultra), and Yarc Systems Corp. (Yarc) in attendance.[1]

On September 10, 2007, the Division filed a motion for default against Respondents Garden Botanika, Inc. (Garden), Jay Jacobs, Inc. (Jay), Northwestern Steel & Wire Co. (Northwestern), Paul Harris Stores, Inc. (Paul), Ultra, UStel, Inc. (UStel), and Yarc. As relief, the Division requested that the registrations of their securities be revoked.

Garden, Jay, Northwestern, Paul, and UStel are in default for failing to appear at a scheduled prehearing conference, file an Answer to the OIP, respond to a dispositive motion within the time provided, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true as to Garden, Jay, Northwestern, Paul, and UStel.

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[1] Respondents Ultra and Yarc will not be filing Answers and are in settlement discussions with the Division.

Garden (CIK: 892335) is an inactive Washington corporation located in Redmond, Washington, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Garden is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 28, 2000, which reported a net loss of $7,553,000 for the prior nine months. On April 20, 1999, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Washington, and the case was closed on March 31, 2004. As of August 20, 2007, the company's common stock (symbol: GBOTQ) was quoted on the Pink Sheets, had four market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Jay (CIK: 812127) is a dissolved Washington corporation located in Seattle, Washington, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Jay is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 1998, which reported a net loss of $4,445,000 for the prior nine months. On September 3, 1999, the company and its wholly owned subsidiary, J.J. Distribution Company, filed separate Chapter 11 petitions in the U.S. Bankruptcy Court for the Western District of Washington, which were converted to Chapter 7, and the cases were closed on April 27, 2005.

Northwestern (CIK: 73093) is an Illinois corporation located in Sterling, Illinois, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Northwestern is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2001, which reported a net loss of $29,420,000 for the prior six months. On December 19, 2000, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, which was converted to Chapter 7, and remains pending. As of August 20, 2007, the company's common stock (symbol: NWSW) was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Paul (CIK: 45791) is a dissolved Indiana corporation located in Indianapolis, Indiana, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Paul is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 28, 2000, which reported a net loss of $40,335,000 for the prior thirty-nine weeks. On October 16, 2000, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Indiana, which remains pending. As of August 20, 2007, the company's common stock (symbol: PAUHQ) was quoted on the Pink Sheets, had four market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

UStel (CIK: 919274) is an inactive Minnesota corporation located in Seattle, Washington, with a class of equity securities and redeemable warrants registered with the Commission pursuant to Exchange Act Section 12(g). UStel is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1998, which reported a net loss of $8,890,029 for the prior nine months. On March 10, 1999, the company filed a Chapter 11 petition in the U.S. Bankruptcy

Court for the Western District of Washington, which was converted to Chapter 7, and the case was closed on August 17, 2006. As of August 20, 2007, the company's common stock (symbol: USTL) was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Garden, Jay, Northwestern, Paul, and UStel are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance at their most recent address shown in their most recent filings with the Commission, or did not receive the letters because of their failure to keep an updated address on file with the Commission as required by Commission rules.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities, registered pursuant to Section 12 of the Exchange Act, to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result, Garden, Jay, Northwestern, Paul, and UStel failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Based on the foregoing, I find it necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Garden, Jay, Northwestern, Paul, and UStel.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Garden Botanika, Inc., Jay Jacobs, Inc., Northwestern Steel & Wire Co., Paul Harris Stores, Inc., and UStel, Inc., are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge